DAVIS LLP | LEGAL ADVISORS SINCE 1892

09046929

FROM THE OFFICE OF	Claudia Tsao
DIRECT LINE	604.648.3115
DIRECT FAX	604.687.1612
E-MAIL	ctsao@davis.ca
FILE NUMBER	67952-00001

SUPPL

August 31, 2009

SEC
Mail Processing
Section

SEP 08 2009

Washington, DC
122

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

Dear Sirs:

Re: Paragon Minerals Corporation - Exemption No. 82-35102

We are solicitors for Paragon Minerals Corporation which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Claudia Tsao
Legal Administrative Assistant

Encs.

9/11

Date: August 31, 2009 **Exemption No: 82-35102**

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")

	Document Name or Information		Date Filed
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	August 17, 2009
	(ii)	BC	August 17, 2009
	(iii)	Newfoundland	August 17, 2009
	(iv)	Nunavut	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	Notice of Changes Regarding Directors August 17, 2009

(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	Notice of Cessation of Extra-Territorial Registration August 17, 2009

(e) Special Resolution

(i)	Canada	N/A
(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), National Instrument 54-101, Shareholder Communications ("NI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):

	Document Name or Information	Date Filed
(a)	Annual Report consisting of: (i) Audited annual financial statements and auditors' report thereon and (ii) Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under NI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	August 28, 2009
(e)	Interim CEO and CFO Officer Certifications under NI 52-109	August 28, 2009
(f)	News Releases	August 25, 2009
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(i)	Notice of shareholders' meeting, Form of Proxy	N/A

	and Management's Information Circular	
(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A

(r)	Prospectus	N/A
(s)	Amendment to Prospectus	N/A
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :

	Document Name or Information	**Date Filed**
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	August 28, 2009
(e)	News Releases	August 25, 2009
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A

(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A
(s)	Exchange Bulletins announcing certain transactions:	
	(i) Promotional Investor Relations and Market-Making Activities	N/A
	(ii) Dividend/Distribution Declaration	N/A
	(iii) Private Placement	N/A
	(iv) Warrant Amendments	N/A
	(v) Shares for Debt	N/A
	(vi) Short Form Offering	N/A
	(vii) Acquisitions/Dispositions	N/A
	(viii) Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix) Name Change without Consolidation or Split	N/A
	(x) Name Change and Consolidation/Split	N/A
(t)	Listing Application	N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No.: 82-35102

Industry Canada | Industrie Canada
Corporations Canada | Corporations Canada

Form 6

Changes Regarding Directors

(Sections 106 and 113(1) of the CBCA)

Subsection 113(1) of the *Canada Business Corporations Act* (CBCA) requires a corporation to send Form 6 to Corporations Canada within 15 days of any change involving a director of the corporation.

If the space available at items 3, 4, 5 and 6 is insufficient, please attach information, on a separate piece of paper, to the form.

INSTRUCTIONS

5 At least 25 percent of the directors of a corporation must be Canadian residents. If a corporation has less than four directors, at least one director must be a Canadian resident (subsection 105(3) of the CBCA)).

However, the board of directors of corporations operating in uranium mining, book publishing and distribution, book sale or film and video distribution must be comprised of a majority of Canadian residents (subsection 105(3.1) of the CBCA).

If the number of directors is not the same as the number fixed in, or is not within the maximum and minimum number set out in, the corporation's articles, you must also file Articles of Amendment (Form 4) to effect a change. There is a filing fee of $200 for Articles of Amendment (paragraph 173(1)(m) and subsection 177(1) of the CBCA).

7 **Declaration**

This form may be signed by any individual who has the relevant knowledge of the corporation and who is authorized by the directors (subsection 262.1(2) of the CBCA).

For example:

- a **director** of the corporation;
- an **authorized officer** of the corporation; or
- an **authorized agent**.

General

A director named in the notice filed by the corporation is presumed for the purposes of the CBCA to be a director of the corporation.

The information you provide in this document is collected under the authority of the CBCA and will be stored in personal information bank number IC/PPU-049. Personal information that you provide is protected under the provisions of the *Privacy Act*. However, public disclosure pursuant to section 266 of the CBCA is permitted under the *Privacy Act*.

If you require more information, please visit the Forms, Policies, Fees and Legislation section of our Web site at **http://corporationscanada.ic.gc.ca** or contact us at (613) 941-9042 or toll-free at 1 866 333-5556.

File documents online:
Corporations Canada Online Filing Centre: http://corporationscanada.ic.gc.ca

or send documents by mail:
Director, Corporations Canada
Jean Edmonds Tower South
9th Floor
365 Laurier Ave. West
Ottawa ON K1A 0C8

By Facsimile:
(613) 941-0999

1 Corporation name

Paragon Minerals Corporation

2 Corporation number (as it appears on the certificate)

435868-6

3 The following person(s) is (are) newly appointed director(s)

FIRST NAME	LAST NAME	EFFECTIVE DATE Y M D
N/A		

4 The following person(s) ceased to be director(s)

FIRST NAME	LAST NAME	EFFECTIVE DATE Y M D
N/A		

5 Members of the board of directors (list all board members including newly appointed director(s))

FIRST NAME	LAST NAME	RESIDENTIAL ADDRESS (must be a street address)	CANADIAN RESIDENT (Yes/No)
David W.	Adamson	942 Maple Street, White Rock, BC V4B 4M5	Yes
Michael J.	Vande Guchte	105 - 1141 West 7th Avenue, Vancouver, BC V6H 1B5	Yes
J. Garfield	MacVeigh	119 - 53rd Street, Delta, BC V4M 3B3	Yes
Gordon J.	Soneff	291 Darlington Crescent, Edmonton, AB T6M 2R9	Yes

6 Change of address of a director

FIRST NAME	LAST NAME	RESIDENTIAL ADDRESS
		Please see attached list.

7 Declaration

I hereby certify that I have the relevant knowledge of the corporation, and that I am authorized to sign and submit this form.

SIGNATURE

Michael J. Vande Guchte — PRINT NAME
(604) 629 2353 — TELEPHONE NUMBER

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Canada

IC 3103 (2004/11)

6

Change of address of a director

FIRST NAME	LAST NAME	RESIDENTIAL ADDRESS
David W.	Adamson	942 Maple Street, White Rock, BC V4B 4M5
Michael J.	Vande Guchte	105 - 1141 West 7th Avenue, Vancouver, BC V6H 1B5
J. Garfield	MacVeigh	119 - 53rd Street, Delta, BC V4M 3B3

Industry Canada Industrie Canada
Corporations Canada Corporations Canada

Annual Return

Form 22

(Section 263 of the Canada Business Corporations Act (CBCA))

Form 22

Corporations must file an Annual Return (Form 22) along with the prescribed fee. The Annual Return needs to be filed within 60 days following the corporation's anniversary date. The anniversary darte is the date your corporation was created or the date your corporation first came under the jurisdiction of the CBCA.

INSTRUCTIONS

4 Indicate the date of the last annual meeting or the date of the written resolution in lieu of a meeting, signed by all the shareholders entitled to vote. The resolution must deal with at least the following :

- consideration of the financial statements;
- consideration of the auditor's report (if any);
- appointment of the auditor (shareholders of a non-distributing corporation may resolve not to appoint an auditor); and
- election of directors (if applicable)

5 A non-distributing corporation is a **private** corporation that is not a reporting issuer under any provincial securities legislation.
A distributing corporation is a **public** corporation that is a reporting issuer under provincial securities legislation.

6 **Declaration**

This form may be signed by any individual who has the relevant knowledge of the corporation and who is authorized by the directors (subsection 262.1(2) of the CBCA).
For example:

- a **director** of the corporation;
- an **authorized officer** of the corporation; or
- an **authorized agent**.

General
The information you provide in this document is collected under the authority of the CBCA and will be stored in personal information bank number IC/PPU-049. Personal information that you provide is protected under the provisions of the Privacy Act. However, public disclosure pursuant to section 266 of the CBCA is permitted under the Privacy Act.
If **you require more information**, please consult the Forms, Policies, Fees and Legislation section of our Website at www.corporationscanada.ic.gc.ca or contact us at (613) 941-9042 or toll-free at 1 866 333-5556 or by email at corporationscanada@ic.gc.ca.

Prescribed Fees

- Corporations Canada Online Filing Centre: $20
- By mail or fax: $40

File documents online:
Corporations Canada Online Filing Centre:
http://corporationscanada.ic.gc.ca

or send documents by mail:
Director, Corporations Canada
Jean Edmonds Tower South
9th Floor
365 Laurier Ave. West
Ottawa ON K1A 0C8

By Facsimile:
(613) 941-0999

1 Corporation name

Paragon Minerals Corporation

2 Corporation number

435868-6

3 Year of filing

Y
2009

4 Date of last annual meeting of shareholders or date of written resolution in lieu of meeting

Y	M	D
09	03	31

5 Which of the following boxes meets your situation (check only one item)?
Please refer to the instructions for definitions

- ☐ Non distributing corporation with 50 or fewer shareholders
- ☐ Non distributing corporation with more than 50 shareholders
- ☑ Distributing corporation

IMPORTANT REMINDER

Change of registered office address?
Complete and file a Change of Registered Office Address (Form 3).

Change of directors or change of address of a current director?
Complete and file a Changes Regarding Directors (Form 6).

These changes can be done electronically, free of charge, via Corporations Canada Online Filing Centre at: **http://corporationscanada.ic.gc.ca**

6 Declaration

I hereby certify that I have the relevant knowledge of the corporation, and that I am authorized
to sign and submit this form.

[signature]
SIGNATURE

MICHAEL J. VANDE GUCHTE (604 623 2353
PRINT NAME TELEPHONE NUMBER

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Canada

Date and Time: August 17, 2009 03:34 PM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report

EXTRAPROVINCIAL COMPANY

FORM 35
BUSINESS CORPORATIONS ACT
Section 380

Filed Date and Time: **August 17, 2009 03:34 PM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF EXTRAPROVINCIAL COMPANY

PARAGON MINERALS CORPORATION
2800 PARK PLACE, 666 BURRARD ST
VANCOUVER BC V6C 2Z7
CANADA

REGISTRATION NUMBER IN BC
A0068555

REGISTRATION DATE IN BC
July 21, 2006

DATE OF ANNUAL REPORT
(ANNIVERSARY DATE OF REGISTRATION IN BC)
July 21, 2009

FOREIGN JURISDICTION INFORMATION

EXTRAPROVINCIAL COMPANY'S CURRENT JURISDICTION:
FEDERAL

DATE OF INCORPORATION, CONTINUATION, AMALGAMATION OR ORGANIZATION IN EXTRAPROVINCIAL COMPANY'S CURRENT JURISDICTION:
July 04, 2006

IDENTIFYING NUMBER IN EXTRAPROVINCIAL COMPANY'S CURRENT JURISDICTION:
435868-6

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

ANNUAL REPORT

FORM 35

EXTRAPROVINCIAL COMPANY

Section 380 *Business Corporations Act*

Telephone: 250 356 – 8626

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The Regulation under the *Business Corporations Act* requires the electronic version of this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A. REGISTRATION NUMBER OF EXTRAPROVINCIAL COMPANY

A0068555

B. NAME OF EXTRAPROVINCIAL COMPANY

PARAGON MINERALS CORPORATION

C. REGISTRATION DATE IN BC

2006 / 07 / 21

D. DATE OF ANNUAL REPORT

2009 / 07 / 21

E. FOREIGN JURISDICTION INFORMATION

Extraprovincial company's current jurisdiction: Federal

Extraprovincial company's date of incorporation, continuation, amalgamation or organization in current jurisdiction: 2006 / 07 / 04

Extraprovincial company's identifying number in current jurisdiction: 435868-6

F. COMPANY CHANGES

A extraprovincial company must file with the registrar a notice of any change to the information shown in the corporate register.

If there has been any change to the following:

- the extraprovincial company's jurisdiction, either by way of continuation, amalgamation or similar process;
- the identifying number or name of the extraprovincial company; or
- the mailing or delivery address of the head office or any attorney;

please visit our Web site at www.fin.gov.bc.ca/registries or phone 250 356-8626 for information on how to file these changes.

G. CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE EXTRAPROVINCIAL COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE EXTRAPROVINCIAL COMPANY	DATE SIGNED YYYY / MM / DD
MICHAEL J. VANDE GUCHTE	X [signature]	2009/08/10

Exemption No.: 82-35102

Nunavut

BUSINESS CORPORATIONS ACT

LOI SUR LES SOCIÉTÉS PAR ACTIONS

NOTICE OF CESSATION OF EXTRA-TERRITORIAL REGISTRATION

AVIS DE CESSATION D'EXPLOITATION D'UNE ENTREPRISE

FILING DETAILS / STAMP	
File No.	ET8700
Date (YYYY-MM-DD)	August 19, 2009
Karen Haverstock	

Name of Corporation	Dénomination sociale de la société par actions
PARAGON MINERALS CORPORATION	
Notice is hereby given that the above-mentioned corporation, incorporated under the laws of	Avis est par les présentes donné que la société par actions susmentionnée, constituée sous le régime des lois de
CANADA	
and registered under Part XXI of the *Business Corporations Act* of Nunavut, has ceased to carry on business in Nunavut as defined by Section 279 of the said Act, and application is hereby made to the Registrar of Corporations to cancel the registration of the Corporation pursuant to subsection 294(4) of the said Act.	et enregistrée en vertu de la partie XXI de la *Lois sur les sociétés par* actions du Nunavut, a cessé d'exploiter une entreprise au Nunavut au sens de l'article 279 de cette Loi, et demande est faite auprès du registraire des sociétés par actions d'annuler l'enregistrement de la société par actions en conformité avec la paragraphe 294(4) de cette Loi.

Date YYYY-MM-DD *AAAA-MM-JJ*	Signature	Name *Nom*	Title (Director, Officer or Solicitor) *Titre (Administrateur, dirigeant ou avocat)*
2009-08-17	[signature]	MICHAEL J. VANDE GUCHTE	PRESIDENT & CEO

Exemption No.: 82-35102

Newfoundland Labrador

Department of Government Services
Commercial Registrations Division
Registry of Companies

THE CORPORATIONS ACT
FORM 28
ANNUAL RETURN – EXTRA-PROVINCIAL COMPANY (Section 408)
NOTE: A FEE OF **$200** IS REQUIRED
(Please make cheque payable to the Newfoundland Exchequer Account)

Return of Paragon Minerals Corporation for the period
(name of company)

Ending July 31, 2009

(a) The authorized share capital of the Company consists of:
Unlimited number of common shares without par value.

(b) The names and addresses of the persons who at the date of the return are the directors of the Company (use additional sheet if required):
Please see attached Schedule "A"

(c) The full address of the registered office outside of Newfoundland and Labrador is:
2800 Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7

(d) The full address of the chief place of business (if different than registered office) outside Newfoundland and Labrador is
Suite 1500 - 701 West Georgia Street, Vancouver, British Columbia V7Y 1C6

(e) The full address of the registered office in Newfoundland and Labrador is
Suite 900, Atlantic Place, 215 Water Street, St. John's, Newfoundland A1C 6C9

(f) The name and address of the Attorney for Service is Gary Peddle of Benson Myles at Suite 900, Atlantic Place 215 Water Street, St. John's, Newfoundland A1C 6C9

Signed and presented for filing by MICHAEL VANDE GUCHTE, PRESIDENT & CEO
Name (Please Print) - Director (or Secretary or other officer)

Date: August 10/2009

Signature - Director (or Secretary or other officer)

REGISTRY OF COMPANIES, P. O. BOX 8700, CONFEDERATION BUILDING, ST.JOHN'S, NL, A1B 4J6
PHONE 729-3317 WEBSITE: www.gs.gov.nl.ca/cr

Sent for filing August 17, 2009

SCHEDULE "A"

(b) The names and addresses of the persons who at the date of the return are the directors of the Company

Name of Director	**Address**
Michael Vande Guchte	Suite 1500 - 701 West Georgia Street, Vancouver, British Columbia V7Y 1C6
David W. Adamson	Suite 1540 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6
James Garfield MacVeigh	Suite 1500 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6
Gordon J. Soneff	291 Darlington Crescent, Edmonton, Alberta T6M 2R9

Exemption No.: 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR09-06 August 25, 2009**

Paragon Provides Update on Recent JV Agreements and Fieldwork

Paragon Minerals Corporation (TSX-V: PGR; "Paragon") is pleased to provide updates on two recently completed Joint Venture agreements and recent fieldwork at its 100%-owned South Tally Pond Project.

The **Winterhill Joint Venture Agreement** (see news release dated May 25, 2009) with GFE Capital Inc. ("GFE") on the 100%-owned Winterhill VMS project was completed on August 24, 2009. The property covers a 3.5 kilometre long zone of altered felsic volcanic and calcareous sedimentary rocks that host a number of base metal prospects including Winterhill, Winterhill East and Winterhill West. Previous drilling at these prospects (18 holes, 3,872 metres) intersected massive sulphide mineralization with significant assays of **1.41% copper over 6.0 metres and 10.1 % zinc over 4.0 metres**. Under terms of the agreement, GFE may earn a 70% interest in the property by funding $700,000 in exploration expenditures over a four year period ($100,000 firm in first year) and making cash payments of $60,000 to Paragon. Paragon will be the operator during the earn-in period.

The **Golden Promise Joint Venture Agreement** with Crosshair Exploration & Mining Ltd (CXZ.NYSE Alternext US; CXX.TSX; "Crosshair") on the Golden Promise gold project (see news release dated April 9, 2009) was completed on April 30, 2009. The Golden Promise project is host to numerous gold-bearing quartz vein zones highlighted by the Jaclyn Main Zone, which contains a preliminary NI43-101 compliant resource of 89,500 ounces gold. The zones remain open along strike and to depth. Under the terms of the joint venture agreement, Crosshair has issued 2,655,000 of its common shares to Paragon to earn a 60% interest in the Golden Promise gold project. Crosshair will also provide Paragon with a $2.0 million carried interest in exploration expenditure to be completed prior to May 2013. Crosshair can extend this time frame by one year upon issuing a further 250,000 common shares to Paragon. On completion of the $2.0 million in exploration expenditures, Crosshair can elect to earn an additional 10% interest (to 70%) in the project by providing Paragon with an additional $1.0 million carried interest in exploration expenditures within a one year period. Crosshair will be the operator.

"We look forward to continuing our exploration work with Crosshair on the Golden Promise Gold Project and to begin exploring with GFE on the Winterhill VMS Project" said Michael Vande Guchte, President and CEO of Paragon. "Golden Promise is a significant gold project with a preliminary gold resource that remains open for expansion. At Winterhill, we are planning to drill test a strong airborne EM target located along strike of previously intersected massive sulphides".

Paragon remains committed to advancing its 100%-owned **South Tally Pond VMS Project** and **JBP Linear Gold Project** as well as evaluating new exploration opportunities. At the South Tally Pond Project, where Paragon has made a significant base metal discovery at the Lemarchant Prospect, a recently completed field program focused on the follow-up of numerous short strike-length, untested airborne EM anomalies located elsewhere on the property (see news release dated February 25, 2009). Many of these EM anomalies are located in favourable, altered felsic volcanic stratigraphy. Highlights include:

- The Beaver Lake Prospect area, where a significant short strike-length airborne EM conductor (1.2 km long) and coincident ground gravity anomalies coincides with altered, proximal felsic volcanic rocks and anomalous (200 ppm Cu, 24 ppm Pb, 1200 ppm Zn and 1.9 ppm Ag) basal till samples. The area has strong geological similarities to that observed at the nearby Lemarchant Prospect and the adjacent producing Duck Pond Mine.

- The Bindon's Pond Prospect area, where rock sampling has returned intense hydrothermal alteration signatures similar to massive sulphide-bearing host rocks at the nearby Lemarchant Prospect and Duck Pond Mine.

Precious metal-rich, sulphide bearing mudstone float (assaying 264 ppb Au and 3.3 ppm Ag) was discovered near a priority airborne EM target at Bindon's Pond. The nature of the sulphide-bearing mudstone is very similar to the mudstone horizon overlying the polymetallic massive sulphides at the Lemarchant Prospect.

At the 100%-owned JBP Linear Gold project, wide-spaced drilling completed to date (54 holes, 9,879 metres) has identified high-grade gold mineralization at the H-Pond and Pocket Pond prospects. Significant drill intercepts include **255.0 g/t gold (7.45 oz/ton) over 0.5 metre** at Pocket Pond and **52.37 g/t gold (1.53 oz/ton) over 0.35 metre** at the H-Pond prospect. The two prospects are located along a three kilometres quartz-vein zone that forms part of a larger, seven kilometres long "linear" trend which extends across the property. Gold-bearing quartz float samples assaying **up to 798.87 g/t gold (23.30 oz/ton)** have been located along this trend approximately 2.5 kilometres northeast of the H-Pond prospect.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. Paragon and its joint venture partners are focused on gold and base metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador. Further details on the properties can be found on the Company website at www.paragonminerals.com

PARAGON MINERALS CORPORATION

"Michael J. Vande Guchte"

President & CEO

Qualified Person – All Paragon projects are supervised by Qualified Person David Copeland, M.Sc., P.Geo. Mr. Copeland reviewed and approved the technical contents of this news release. Historical results were obtained from published reports available in the public domain.

For more information, contact Bill Cavalluzzo, VP Investor Relations or Michael Vande Guchte, President & CEO at (604) 629-2353
Paragon Minerals Corporation, Suite 1500–701 West Georgia Street, Vancouver B.C. CANADA V7Y 1C6

Exemption No.: 82-35102

PARAGON MINERALS CORPORATION

Financial Statements

Third Quarter ended June 30, 2009

(Unaudited)

These financial Statements have not been reviewed by the Company's auditors.

Suite 1500 – 701 West Georgia Street, Vancouver BC V7Y 1C6
Tel: (604) 629-2353 Fax: (604) 629-2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

PARAGON MINERALS CORPORATION

Balance Sheets
For the third quarter ended June 30, 2009
(Unaudited - Stated in Canadian Dollars)

		June 30, 2009		September 30, 2008
ASSETS				
Current assets				
Cash and cash equivalents (note 5)	$	429,544	$	1,593,028
Amounts receivable		30,080		347,103
Prepaid expenses		16,428		12,638
		476,052		1,952,769
Equipment (note 4)		37,627		56,782
Marketable securities (note 6)		635,764		24,041
Mineral property costs (note 7)		11,029,413		10,492,773
	$	12,178,856	$	12,526,365
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	$	41,052	$	334,982
Future income taxes		104,571		218,911
		145,623		553,893
Shareholders' equity				
Accumulated comprehensive loss				
Deficit		(3,127,153)		(3,179,974)
Accumulated other comprehensive loss (note 9)		(235,859)		(116,232)
		(3,363,012)		(3,296,206)
Share capital (note 8(a))		14,058,649		14,054,149
Contributed surplus (note 8(b))		1,337,596		1,214,529
		12,033,233		11,972,472
	$	12,178,856	$	12,526,365

Nature and continuance of operations (note 1)

See accompanying notes to the financial statements

Approved by the Board of Directors:

"Michael Vande Guchte"

Michael Vande Guchte
Director

"David Adamson"

David Adamson
Director

PARAGON MINERALS CORPORATION

Statements of Operations and Deficit
For the third quarter ended June 30, 2009
(Unaudited - Stated in Canadian Dollars)

	For the three months ended June 30,		For the nine months ended June 30,	
	2009	**2008**	**2009**	**2008**
Expenses				
Amortization	$ 4,950	$ 2,455	$ 15,393	$ 11,540
General mineral exploration	-	-	-	3,347
Investor relations	2,500	1,948	7,386	65,494
Office and miscellaneous	16,332	19,266	54,417	62,354
Part XII.6 flow-through tax	-	33,577	1,855	72,386
Professional fees	19,641	7,777	54,841	74,584
Salaries and benefits	38,367	89,690	211,329	278,108
Stock-based compensation	1,715	10,716	48,907	156,362
Shareholder information	14,329	23,701	23,993	26,563
Transfer agent and filing fees	926	24,082	14,045	53,947
Travel and accommodation	531	4,830	7,066	14,794
Loss before other items	(99,291)	(218,042)	(439,232)	(819,479)
Write-off of mineral properties	-	-	(23,758)	-
Interest income	1,113	10,688	9,256	73,680
Other (loss) income	390,813	38,738	392,215	38,738
Future income tax (expense) recovery	32,954	181,756	114,340	330,873
Net income (loss) for the period	325,589	13,140	52,821	(376,188)
Deficit, beginning of the period	(3,452,742)	(1,365,578)	(3,179,974)	(976,250)
Deficit, end of the period	$ (3,127,153)	$ (1,352,438)	$ (3,127,153)	$ (1,352,438)
Basic and diluted income (loss) per common share	$ 0.01	$ 0.00	$ 0.00	$ (0.02)
Weighted average number of common shares outstanding	26,040, 079	25,858,776	26,001,651	23,859,665

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statements of Comprehensive Loss
For the third quarter ended June 30, 2009
(Unaudited - Stated in Canadian Dollars)

	For the three months ended June 30,		For the nine months ended June 30,	
	2009	**2008**	**2009**	**2008**
Net income (loss) for the period	40,015	13,140	(232,756)	(376,188)
Other comprehensive loss				
Unrealized gains (losses) on available for sale instruments:				
Cash and cash equivalents	-	367	-	282
Marketable securities	(92,313)	(12,053)	(105,970)	(39,017)
	(92,313)	(11,686)	(105,970)	(38,735)
Comprehensive income (loss) for the period	$ (52,289)	$ 1,454	$ (333,726)	$ (414,923)

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statements of Cash Flows
For the third quarter ended June 30, 2009
(Unaudited - Stated in Canadian Dollars)

	For the three months ended June 30,		For the nine months ended June 30,	
	2009	**2008**	**2009**	**2008**
Operating activities				
Net income (loss) for the period	$ 325,589	$ 13,140	$ 52,821	$ (376,188)
Items not involving cash:				
Amortization	4,950	2,455	15,393	11,540
Loss (gain) on sale of equipment	-	-	(153)	-
Other Income	(330,690)	(38,437)	(331,910)	(38,437)
Stock-based compensation	1,715	10,716	48,907	156,362
Future income tax expense (recovery)	(32,954)	(181,756)	(114,340)	(330,873)
Write-off of mineral properties	-	-	23,758	-
Fair value adjustment to cash equivalents	-	367	-	282
	(31,390)	(193,515)	(305,524)	(577,314)
Changes in non-cash working capital items:				
Amounts receivable	(7,728)	151,631	186,228	170,081
Prepaid expenses	5,837	26,215	(3,790)	(19,571)
Accounts payable and accrued liabilities	14,147	(83,303)	(76,999)	(79,213)
	(19,134)	(98,972)	(200,085)	(506,017)
Investing activities				
Mineral property costs	(73,752)	(1,554,997)	(1,001,062)	(3,568,190)
Proceeds on sale of equipment	-	-	3,915	-
Purchase of equipment	-	(6,256)	-	(26,225)
	(73,752)	(1,561,253)	(997,147)	(3,594,415)
Financing activities				
Common shares issued for cash	-	-	-	3,758,849
Share issue costs	-	-	-	(28,874)
Recovery of property costs incurred	5,000	436,288	31,573	977,972
Property management fees received	-	19,541	2,175	47,769
	5,000	455,829	33,748	4,755,716
(Decrease) increase in cash and equivalents	(87.886)	(1,204,396)	(1,163,484)	655,284
Cash and cash equivalents, beginning of period	517,430	3,101,241	1,593,028	1,241,561
Cash and cash equivalents, end of period	$ 429,544	$ 1,896,845	$ 429,544	$ 1,896,845

During the period the Company received $1,113 (2008 –$nil) in interest and paid $nil (2008-$nil) in interest.
Supplemental Disclosure of Non-Cash Investing and Financing Activities – Refer to Note 13.
See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statement of Mineral Property Costs

(Unaudited - Stated in Canadian Dollars)

GOLD PROPERTIES	Balance September 30, 2008	Gross Expenditures/ (Recoveries)/ (Write-off)	Balance June 30, 2009	Balance, September 30, 2007 (4)	Gross Expenditures/ (Recoveries) (4)	Balance June 30, 2008 (4)
JBP Linear						
Plan of arrangement acquisition costs (1)	$ 1,625,276	-	$ 1,625,276	$ 1,625,276	$ -	$ 1,625,276
Option payments (2)	33,333	15,525	48,858	15,000	18,333	33,333
Exploration costs						
Geological and geochemical	253,911	54,850	308,761	139,738	99,678	239,416
Drilling	580,230	-	580,230	229,487	353,259	582,746
Geophysical	96,320	-	96,320	87,320	9,000	96,320
Travel	2,136	250	2,386	1,161	975	2,136
Other	7,275	100	7,375	7,275	-	7,275
Stock-based compensation	94,405	14,805	109,210	61,976	15,053	77,029
	2,692,886	85,530	2,778,416	2,167,233	496,298	2,663,531
Recoveries (3)	(366,016)	(1,463)	(367,479)	(54,069)	(302,623)	(356,692)
Project management fees	(34,114)	(386)	(34,500)	-	(23,543)	(23,543)
Option payments received	(6,250)	-	(6,250)	-	(6,250)	(6,250)
	2,286,506	83,681	2,370,187	2,113,164	163,882	2,277,046
Golden Promise						
Plan of arrangement acquisition costs (1)	374,829	-	374,829	374,829	-	374,829
Option payments (2)	55,000	-	55,000	35,000	20,000	55,000
Exploration costs						
Geological and geochemical	55,827	11,149	66,976	19,143	32,748	51,891
Drilling	707,451	-	707,451	524,424	182,717	707,141
Travel	8,789	-	8,789	5,506	3,283	8,789
Other	24,775	-	24,775	24,775	-	24,775
Stock-based compensation	56,364	5,282	61,646	45,073	749	45,822
	1,283,035	16,431	1,299,466	1,028,750	239,497	1,268,247
Recoveries (3)	(848,689)	(337,459)	(1,186,148)	(606,432)	(237,566)	(843,998)
Project management fees	(52,377)	(541)	(52,918)	(37,799)	(14,270)	(52,069)
Option payments received	(60,400)	-	(60,400)	(52,800)	-	(52,800)
	321,569	(321,569)	-	331,719	(12,339)	319,380
Other Gold Properties						
Plan of arrangement acquisition costs (1)	1,556,739	-	1,556,738	3,518,620	-	3,518,620
Option payments (2)	366,550	-	366,576	345,380	220,217	565,597
Exploration costs						
Geological and geochemical	311,353	76,747	394,192	122,600	105,311	227,911
Drilling	709,655	1,383	711,039	352,951	199,007	551,958
Geophysical	435	-	435	-	435	435
Travel	6,656	1,551	8,208	789	3,451	4,240
Other	12,300	5,400	20,333	17,025	-	17,025
Stock-based compensation	74,783	12,253	87,037	50,707	7,355	58,062
	3,038,471	97,334	3,144,558	4,408,072	535,776	4,943,848
Recoveries (3)	(986,717)	(18,341)	(1,005,058)	(359,725)	(193,289)	(553,014)
Project management fees	(60,403)	(1,248)	(61,652)	(25,356)	(2,980)	(28,336)
Option payments received	(21,250)	(18,250)	(39,500)	-	(21,250)	(21,250)
	1,970,101	59,495	2,038,348	4,022,991	318,257	4,341,248

PARAGON MINERALS CORPORATION

Statement of Mineral Property Costs

(Unaudited - Stated in Canadian Dollars)

BASE-METAL PROPERTIES	Balance September 30, 2008	Gross Expenditures/ (Recoveries)/ (Write-off)	Balance June 30, 2009	Balance, September 30, 2007 (4)	Gross Expenditures/ (Recoveries) (4)	Balance June 30, 2008 (4)
South Tally Pond						
Plan of arrangement acquisition costs (1)	$ 206,558	$ -	$ 206,558	$ 206,558	$ -	$ 206,558
Option payments (2)	518,500	-	518,500	282,160	234,000	516,160
Exploration costs						
Geological and geochemical	613,756	200,935	814,691	58,739	323,392	382,131
Drilling	1,542,015	335,292	1,877,307	214,502	1,171,393	1,385,895
Geophysical	496,284	9,925	506,209	235,996	135,183	371,179
Travel	7,117	4,463	11,580	1,702	3,119	4,821
Other	6,872	9,500	16,372	3,738	1,661	5,399
Stock-based compensation	143,774	24,707	155,170	33,805	73,395	107,200
	3,534,876	584,822	4,119,698	1,037,200	1,942143	2,979,343
Recoveries (3)	(37,779)	-	(37,779)	(37,779)	-	(37,779)
	3,497,097	584,822	4,081,919	999,421	1,942,143	2,941,564
Lake Douglas						
Plan of arrangement acquisition costs (1)	267,720	-	267,720	267,720	-	267,720
Option payments	214,000	29,500	243,500	95,000	119,000	214,000
Exploration costs						
Geological and geochemical	386,706	19,061	406,307	327,299	51,209	378,508
Drilling	322,390	-	322,390	3,552	318,704	322,256
Geophysical	193,281	-	193,281	165,291	27,990	193,281
Travel	1,593	956	2,549	1,593	-	1,593
Other	750	-	750	-	750	750
Stock-based compensation	111,026	12,944	123,970	90,146	25,164	115,310
	1,497,466	63,000	1,560,466	950,601	542,817	1,493,418
Recoveries (3)	(141,773)	-	(141,773)	(41,773)	(100,000)	(141,773)
	1,355,693	63,000	1,418,693	908,828	442,817	1,351,645
Other Base Metal Properties						
Plan of arrangement acquisition costs (1)	905,059	-	905,059	986,701	-	986,701
Option payments (2)	87,020	200	87,220	86,427	620	87,047
Exploration costs						
Geological and geochemical	49,810	67,303	117,113	36,157	19,629	55,786
Drilling	13,792	-	13,792	13,657	135	13,792
Geophysical	197,582	-	197,582	80,909	116,672	197,581
Travel	574	540	1,114	574	-	574
Other	23,541	-	23,541	16,174	-	16.174
Stock-based compensation	6,754	4,167	10,921	-	1,747	1,747
	1,284,132	72,211	1,356,343	1,220,599	138,803	1,359,402
Recoveries (3)	(222,975)	(5,000)	(222,975)	(106,701)	(115,964)	(222,665)
Project management fees	(8,102)	-	(8,102)	(1,125)	(6,977)	(8,102)
	1,053,055	67,211	1,120,266	1,112,773	15,862	1,128,635
	$10,492,773	$536,640	$11,029,413	$ 9,488,896	$2,870,622	$ 12,359,518

1. Properties acquired pursuant to the Rubicon Plan of Arrangement were valued at their carrying amounts on Rubicon's books, which consisted of historical acquisition and exploration expenditures.
2. Option payments include cash and share payments made pursuant to various property agreements.
3. Recoveries represent exploration and acquisition costs funded by partners, exploration grants received and option payments received.
4. Certain previous years have been restated to conform with the current year presentation.

See accompanying notes to the financial statements

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in Canada under the Canada Business Corporations Act on July 4, 2006 and is in the business of acquiring and exploring mineral property interests in Canada. The Company was incorporated to be the recipient of the Newfoundland portfolio of mineral exploration properties previously owned by Rubicon Minerals Corporation ("Rubicon") as part of Rubicon's re-organization under a Plan of Arrangement. The Plan of Arrangement became effective on December 8, 2006.

At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its Canadian properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. The Company is in the exploration stage.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and has an accumulated operating deficit of $3,127,153 at June 30, 2009. The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its exploration and administrative expenses. The current financial and economic crises have made access to financing through the equity markets more difficult, and this has created additional uncertainty as to the Company's ability to fund future operations and participation in joint venture arrangements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Summarized below are those policies considered particularly significant to the Company.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

Mineral Property Costs

The Company records its interest in mineral properties at cost. Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time these deferred costs will be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

Mineral property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company's management reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Administration and management fees earned, which generally range from 8% to 10% of the allowable expenditures associated with exploration on certain properties, are offset against the historical costs deferred on those properties. Administrative costs are expensed as incurred.

Financial Instruments and Financial Risk

The Company's financial instruments consists of cash, temporary investments, amounts receivable, accounts payable and accrued liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares or the date of share issuance. Shares issued as property option payments are valued at their fair market value on the date of issuance. Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Stock-based Compensation

The Company follows the Standards of the Canadian Institute of Chartered Accountants ("CICA") in connection with accounting for stock option-based compensation. The standard requires that all stock option-based awards made to consultants and employees be recognized in these financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital and the related contributed surplus, originally recognized when the options were granted, is transferred to share capital.

Income Taxes

The Company accounts for the tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Flow-through Shares

The Company has adopted the guidance of the CICA provided in Abstract #146 issued by its Emerging Issues Committee. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and shareholders' equity is reduced.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion of such unrecognized losses is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

(Unaudited - Stated in Canadian Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Asset retirement obligation

The Company recognizes the fair value of an Asset Retirement Obligation ("ARO") in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value is determined through a review of engineering studies, industry guidelines and managements estimate on a site-by-site basis. The fair value of the ARO is recorded as a liability, with a corresponding increase in the amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proven and probable reserves. The liability amount of accretion is expensed in the period. Actual costs incurred upon the settlement of the ARO are charged against the liability. At June 30, 2009 the Company does not have any asset retirement obligations.

3. CHANGES IN ACCOUNTING POLICIES

Capital Disclosures

Effective October 1, 2007, the Company adopted new CICA Handbook section 1535 which requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance (note 15).

Financial Instruments - Disclosure and Presentation

Effective October 1, 2007, the Company adopted new CICA Handbook sections 3862 and 3863 which replace CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk (note 14). The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel.

The Company's financial instruments, at June 30, 2009, consist of cash equivalents, amounts receivable, investments in public companies, accounts payable and accrued liabilities. Cash equivalents, amounts receivable and investments in public companies have been classified as available for sale. The carrying values of cash equivalents and amounts receivable approximate their fair values due to their short term nature. Investments in public companies are revalued to market, based on quoted market prices, on acquisition and are re-valued to market at each succeeding period end. Unrealized changes in fair value are recorded as other comprehensive income and included in shareholders' equity. Accounts payable and accrued liabilities are classified as other financial liabilities, measured at amortized cost using the effective interest rate method, however due to their short term nature, their carrying amounts approximate fair value.

New Canadian Accounting Pronouncements

International Financial Reporting Standards ("IFRS")

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of October 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(Unaudited - Stated in Canadian Dollars)

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents, at the end of the period, consists of the following:

		Nine Month Period Ended June 30, 2009		Year Ended September 30, 2008
Cash held in treasury accounts	$	34,371	$	749,796
Bankers acceptances with under 3 month maturity		-		638,480
Term deposits		394,905		204,752
	$	429,544	$	1,593,028

5. EQUIPMENT

The Company's equipment at the end of the period is summarized as follows:

	Nine Month Period Ended June 30, 2009						Year Ended September 30, 2008	
		Cost		Accumulated Amortization		Net Book Value		Net Book Value
Furniture and office equipment	$	5,186	$	1,326	$	3,859	$	5,984
Computer equipment		55,815		32,396		23,418		35,177
Software		25,302		14,953		10,349		15,621
	$	86,303	$	48,675	$	37,626	$	56,782

6. MARKETABLE SECURITIES

The Company's marketable securities at the end of the period are summarized as follows:

	Nine Month Period Ended June 30, 2009	Year Ended September 30, 2008
Opening Balance	$ 24,041	$ 59,800
Additions at Cost	716,850	46,037
Unrealized Loss	(105,970)	(81,796)
Market Value	$ 635,764	$ 24,041

Market values of public company shares have been determined from the quoted price of the shares on the exchange where they are listed, as of the end of the indicated period. Unrealized losses are included as a component of Other Comprehensive Loss.

7. MINERAL PROPERTIES

The following is a summary of the Company's property transactions and holdings since its inception in 2006.

GOLD PROPERTIES

JBP Linear Property

Pursuant to the Plan of Arrangement, the Company acquired a 100% interest in the JBP Linear property, subject to advance royalties of $15,000 per year commencing in 2007 and Net Smelter Return (NSR) royalties of up to 3%, of which up to 2% can be re-purchased by the Company. On November 15, 2007, the Company optioned the JBP Linear property (and Appleton Linear property) to Sprott Resource Corp. ("Sprott"). On December 11, 2008, Sprott notified the Company that it elected to withdraw from the JBP-Appleton Linear Property Option Agreement. As a result, both the JBP Linear property and Appleton Linear property reverted 100% back to the Company.

(Unaudited - Stated in Canadian Dollars)

7. MINERAL PROPERTIES *(continued)*

Golden Promise Property

Pursuant to the Plan of Arrangement, the Company acquired a 100% interest in the Golden Promise Property subject to a final option payment of $15,000 in 2007 (paid), advance royalties of $20,000 per year commencing in 2007, Net Smelter Return (NSR) royalties of up to 2%, of which 1% can be re-purchased by the Company, and an option agreement with Crosshair Exploration & Mining Ltd ("Crosshair"). Under the terms of the option agreement Crosshair could earn a 60% interest in the property, by spending $4.0 million over four years ($1.4 million spent) and make share payments totaling 80,000 shares (40,000 paid).

On June 4th 2008, the Company entered into an agreement to sell its interest in the Golden Promise property and its 40% interest in the South Golden Promise gold property, Victoria Lake property, and Victoria Lake 10118M property (collectively, the "Properties") to Crosshair and Gemini Metals Corp. ("Gemini"). Gemini was Crosshair's proposed spinout company to be formed to further explore its gold and base metal projects in Newfoundland. The Properties are all located in central Newfoundland and are under option to or have been earned into by Crosshair. Since the announcement of this agreement, significant changes in the financial markets affecting the resource sector has resulted in the termination of this sale agreement.

On April 8, 2009, the Company entered into a joint venture agreement with Crosshair on the Golden Promise property as follows:

Golden Promise Joint Venture Agreement – Crosshair Exploration & Mining Ltd.

Under the terms of the joint venture agreement Crosshair will issue to the Company 2,655,000 (received) of its common shares to earn a 60% interest in the Golden Promise project. Crosshair will provide the Company with a $2.0 million carried interest in exploration expenditure to be completed prior to May 2013. Crosshair can extend this time frame by one year upon issuing a further 250,000 common shares to the Company.

On completion of the initial $2.0 million in exploration expenditures, Crosshair can elect to earn an additional 10% interest (to 70%) by providing the Company with an additional $1.0 million carried interest in exploration expenditures within a one year period. Crosshair can extend this time frame by one year upon issuing a further 100,000 common shares to the Company. If Crosshair does not complete the additional exploration expenditures, it can purchase the 10% interest by paying to the Company the difference between the incurred additional exploration expenditures and the $1.0 million or retain a 60% interest. The Golden Promise Joint Venture Agreement was completed on April 30, 2009. The new joint venture agreement has resulted in the termination of the original property option earn-in agreement dated May 1, 2006 and the property purchase and sale agreement entered into on June 4, 2008.

Other Gold Properties

Pursuant to the Plan of Arrangement, the Company acquired a portfolio of 15 other gold properties. As of June 30, 2009, the Company retains an interest in five of these gold properties which includes a 100% interest in four of the gold properties (Huxter Lane, Long Pond, Glenwood, Maritec) and a 40% interest in one gold property (South Golden Promise). These gold properties are subject to varying NSR royalties of up to 3%, of which up to 2% can be re-purchased by the Company.

During the nine-month period ended June 30, 2009, the Company held the option to earn a 100% interest the Linear property (returned January 2009) and the Bowater property (returned April 2009) that collectively, along with the 100%-owned Appleton property (returned February 2009) and 100%-owned Golden Bullet property (returned April 2009), formed the Appleton Linear property. The Company has terminated the options and returned all four properties to their respective vendors. The Company retains no interest in these properties.

During the nine month period ended June 30, 2009, the Company held the option to earn a 100% interest the Huxter Lane SW property, which formed part of the Huxter Lane property. The Company terminated the option in early January 2009 and retains no interest in the Huxter Lane SW property.

(Unaudited - Stated in Canadian Dollars)

7. **MINERAL PROPERTIES** *(continued)*

The Company has granted property options to acquire interest in three of its Other Gold Properties as follows:

Victoria Lake Option Agreement (South Golden Promise property) – Crosshair Exploration & Mining Ltd.

Crosshair has acquired a 60% interest in one of the Company's other gold properties (South Golden Promise property) and two of the Company's base metal properties (Victoria Lake property and Victoria Lake 10188M property – see Other Base Metal Properties). Under the terms of the agreement, Crosshair spent $1.75 million over a four-year period and issued a total of 400,000 shares (issued previously to Rubicon).

On June 4th 2008, the Company entered into an agreement to sell its interest in the South Golden Promise property (see Gold Properties – Golden Promise Property for details). With the termination of the sale agreement in April 2009, the three properties in the Victoria Lake Option Agreement are pending a formal Joint Venture agreement.

Huxter Lane Option Agreement (Huxter Lane property) – Golden Dory Resources Corp.

On December 10, 2008 Yamana Gold Inc. ("Yamana") notified the Company that it was withdrawing from the Huxter Lane Joint Venture as part of its plans to refocus its exploration efforts. As a result, the Huxter Lane property reverted 100% back to the Company with Yamana retaining no interest in the property.

On February 17, 2009, the Company entered into an option agreement with Golden Dory Resources Corp. ("Golden Dory") whereby Golden Dory may earn a 60% interest in the Huxter Lane property by funding $2,000,000 in exploration expenditures over a four year period ($250,000 firm commitment in the first year) and make cash and share payments of $50,000 and 350,000 shares to the Company. On completion of the 60% earn-in commitment, Golden Dory may then elect to earn an additional 10% interest (to 70%) by issuing an additional 150,000 shares to the Company and completing a bankable feasibility study. Golden Dory will be the operator during the earn-in period.

Long Pond Option Agreement (Long Pond property) – Metals Creek Resources Corp.

On August 14, 2008, the Company optioned its 100%-owned Long Pond gold property (2 mineral licenses, 63 claims) located in the Baie Verte area of north central Newfoundland to Metals Creek Resources Corp. ("Metals Creek") Under the terms of the agreement Metals Creek must spend $500,000 over four years, including $50,000 firm in the first year, and make share issuances totaling 300,000 shares (including 50,000 shares firm in the first year) to earn a 60% interest in the project. The property is subject to an underlying 0.5% NSR agreement that can be purchased by the Company at any time for $500,000. Metals Creek will be the operator during the earn-in period.

BASE METAL PROPERTIES

South Tally Pond Property

On September 1, 2006 the Company signed an option to acquire a 100% interest in 2 mineral licenses (249 claims) located in central Newfoundland. The property is subject to a 2% NSR royalty. In order for the Company to acquire the interest in the property it must:

a) Issue 250,000 shares on December 15, 2006, the option effective date (issued);
b) Issue 250,000 shares on December 15, 2007 (issued);
c) Issue 500,000 shares on the earlier of December 15, 2014 or the completion of a bankable feasibility study;
d) Fund exploration expenditures of $30,951 incurred by the option or prior to the option effective date (paid).

(Unaudited - Stated in Canadian Dollars)

7. MINERAL PROPERTIES *(continued)*

Lake Douglas Property

Pursuant to the Plan of Arrangement, the Company acquired an option to earn a 100% interest in the Lake Douglas property, pursuant to two agreements, by issuing 450,000 common shares and paying $500,000 in cash over 5 years. On January 10, 2008 the agreement was amended to decrease the aggregate cash option payments from $500,000 to $350,000 by January 2012 ($150,000 paid) and to increase the number of common shares to be issued from 450,000 common shares to 600,000 common shares by January, 2012 (200,000 shares issued).

The property is subject to a 2% NSR royalty, of which the Company may purchase 1% for $1,000,000 and a right of first refusal on the remaining 1% NSR royalty.

Other Base Metal Properties

Pursuant to the Plan of Arrangement, the Company acquired a portfolio of 9 other base metal properties. As of June 30, 2009, the Company retains an interest in five of these other base metal properties which includes a 100% interest in two properties (Harpoon, Winterhill), a 51% interest in one property (Seal Bay) and 40% interest in two properties (Victoria Lake and Victoria Lake 10188M). The properties are subject to NSR royalties of up to 2.5% of which up to 50% can be re-purchased by the Company.

The Victoria Lake and Victoria Lake 10188M properties (collectively, the Victoria Lake project) were subject to an option agreement with Crosshair, described earlier in these notes and in which Crosshair has earned a 60% interest in these properties (see Other Gold Properties – Victoria Lake Option Agreement).

On May 15, 2009, the Company entered into an option agreement with GFE Capital Corp. ("GFE Capital) on the Winterhill property as follows:

Winterhill Option Agreement (Winterhill property) – GFE Capital Corp.

Under the terms of the option agreement, GFE Capital may earn a 70% interest in the property by funding $700,000 in exploration expenditures over a four-year period ($100,000 firm in first year) and making cash payments of $60,000 to Paragon. The agreement was completed on August 24, 2009. The property is subject to a 0.5% net smelter return royalty held by a third party and can be purchased by the Company for $500,000. The Company will be the operator during the option earn-in period.

During the nine-month period ended June 30, 2009, the Barren Lake property was returned (February, 2009) to the property vendor with the Company retaining no further interest in property. The Company also allowed the Lewis Lake property to lapse in February, 2009.

Subsequent to the period ended June 30, 2009, the Company and Xstrata Canada Corporation terminated the Seal Bay JV agreement.

(Unaudited - Stated in Canadian Dollars)

8. SHARE CAPITAL

a) Authorized share capital consists of an unlimited number of common shares without par value.

The following is a summary of changes in issued share capital:

	Nine month period ended June 30, 2009		Year Ended September 30, 2008	
	Number of Shares		Number of Shares	
Balance, beginning of the year	25,940,079	$ 14,054,149	21,162,940	$ 10,883,983
Private placements – non-flow-through	-	-	1,391,214	973,850
Private placements – flow-through	-	-	2,785,000	2,785,000
Mineral property acquisition	100,000	4,500	375,000	292,500
Options exercised	-	-	29,166	13,709
Fair value of options exercised	-	-	-	11,257
Finders' fee shares	-	-	196,759	143,634
Future taxes related to flow through renunciation	-	-	-	(877,275)
Other share issuance costs	-	-	-	(172,509)
Balance, end of the year	26,040,079	$ 14,058,649	25,940,079	$ 14,054,149

b) The following is a summary of changes in contributed surplus, which consist entirely of stock based compensation transactions.

		Nine months ended June 30, 2009		Year ended September 30, 2008
Balance at beginning of year	$	1,214,529	$	745,520
Stock-based compensation - operations		48,902		268,318
Stock-based compensation - properties		74,165		211,948
Fair value of options exercised		-		(11,257)
Balance at end of year	$	1,337,596	$	1,214,529

c) Stock Options

The Company has adopted an incentive stock option plan authorizing the issue of up to 20% of the amount of shares issued as at the initial listing date on the TSX Venture Exchange, 4,014,581 options. Under the plan, options may only be issued to directors, officers, employees and consultants of the Company and must be subject to a vesting period as required under TSX Venture Exchange policies. The term of each grant shall be no greater than 5 years from the date of grant. The option price shall be no less than the fair market value of the Company's shares on the date of the grant. The following is a summary of the changes in the Company's outstanding stock options.

	Nine months ended June 30, 2009		Year ended September 30, 2008	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$
Beginning balance	2,618,847	0.60	1,943,013	0.68
Granted	-	-	1,121,000	0.45
Exercised	-	-	(29,166)	0.48
Expired or forfeited	(772,915)	0.50	(416,000)	0.72
Ending balance	1,845,932	0.61	2,618,847	0.60

(Unaudited - Stated in Canadian Dollars)

8. SHARE CAPITAL *(continued)*

Summary of stock options outstanding:

June 30, 2009			
Stock Options	Number Outstanding	Price $	Weighted Average Life in Years
	60,000	0.30	4.14
	75,000	0.30	4.18
	16,666	0.38	1.42
	25,000	0.42	1.45
	33,333	0.49	1.71
	410,000	0.61	3.85
	183,331	0.67	0.85
	58,333	0.67	0.91
	3,333	0.67	4.56
	35,936	0.69	0.75
	915,000	0.70	2.92
	30,000	0.70	3.07
Total stock options	1,845,932	0.64	2.86

The fair value of options, including options granted pursuant to the Rubicon Plan of Arrangement, has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	Year Ended September 30, 2008
Risk-free interest rate	2.88% to 3.48%
Expected life	5.00 years
Expected volatility	117% to 148%
Expected dividend yield	0%

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

d) Summary of warrants outstanding:

June 30, 2009				
Warrants	Expiry Date	Number Outstanding	Weighted Average Price ($)	Weighted Average Life (years)
	December 6, 2009	695,607	1.05	0.93
Total warrants		695,607	1.05	0.93

(Unaudited - Stated in Canadian Dollars)

9. ACCUMULATED OTHER COMPREHENSIVE LOSS

	Nine months ended June 30, 2009		Year ended September 30, 2008	
Accumulated other comprehensive loss, beginning of year	$	(119,627)	$	(34,718)
Other comprehensive loss for the year		-		(81,514)
Accumulated other comprehensive loss, end of period	$	(235,858)	$	(116,232)

Components of accumulated other comprehensive loss are:				
Unrealized losses on temporary investments	$	-	$	282
Unrealized losses on public company shares		(119,627)		(81,796)
Other comprehensive loss	$	(119,627)	$	(81,514)

10. RELATED PARTY TRANSACTIONS

In the period ending June 30, 2009, there were no related party transactions.

During the year ended September 30, 2008, the Company paid or accrued to Rubicon $214,809 for shared and reimbursable costs. During the year-ended September 30, 2008 the Company also invoiced Rubicon $18,229 for reimbursable costs. As at September 30, 2008, the Company owed Rubicon $nil and was owed $nil by Rubicon. Rubicon ceased to be a related party on June 1, 2008

(a) NRD Agreement

Pursuant to an agreement with Rubicon, the Company has received the following as proceeds from the optioning of certain uranium mineral property interests in Newfoundland, where the optionees elect to continue the options.

(i) 125,000 shares of Ucore Uranium Inc. over 2 years (125,000 received).

(ii) 30,020 shares of Ucore Uranium Inc as option payments on 3 properties (5,840 shares received). All three options were terminated in March 2008.

11. FINANCIAL INSTRUMENT RISKS

The Company's financial instruments are exposed to the following risks:

Credit Risk - The Company's primary exposure to credit risk is the risk of illiquidity of cash and cash equivalents, amounting to $429,544 at June 30, 2009. As the Company's policy is to limit cash holdings and near cash investments to instruments issued by major Canadian banks, or investments of equivalent or better quality, the credit risk is considered by management to be negligible.

Amounts receivable at June 30, 2009, includes amounts due from joint venture partners for exploration managed by the Company on the Company's joint-ventured properties, in the amount of $11,296. The Company evaluates the credit worthiness of its partners and has the right to request cash advances for all work done on their behalf. Amounts receivable also includes a GST receivable of $544.62 due from the Canadian government.

Liquidity Risk - Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company's only liquidity risk from financial instruments is its need to meet operating accounts payable requirements. The Company maintains sufficient cash balances to meet these needs.

11. FINANCIAL INSTRUMENT RISKS *(continued)*

Foreign Exchange Risk - The Company has virtually no foreign exchange risk as all its activities are carried out in Canada and all its financial assets and liabilities are denominated in Canadian dollars.

Interest Rate Risk - The Company is exposed to interest rate risk on its cash equivalent and temporary investments. The majority of these investments are in discounted instruments with pre-determined fixed yields. Interest rate movements will affect the fair value of these instruments so the Company manages maturity dates of these instruments to match cash flow needs, enabling realization at no loss in almost all cases. Unrealized gains and losses are reported in other comprehensive income.

Price Risk - The Company is exposed to price risk on its holdings of public company shares. Although prices for these shares are extremely volatile, the small investment means the overall risk of value change is not significant. The Company has no specific policy to manage this risk. Unrealized gains and losses are reported in other comprehensive income.

12. CAPITAL MANAGEMENT

The Company's objectives for the management of capital are to safeguard its ability to continue as a going concern including the preservation of capital, and to achieve reasonable returns on invested cash after satisfying the objective of preserving capital.

The Company considers its cash and short term investments to be its manageable capital. The Company's policy is to maintain sufficient cash and investment balances to cover operating and exploration costs over a reasonable future period, generally one to one and a half years. The Company accesses capital markets through equity issues as necessary and may also acquire additional funds where advantageous circumstances arise.

Excess cash investments are restricted to bankers' acceptances of major Canadian banks or instruments of equivalent or better quality. No investments in asset-backed commercial paper are permitted.

The Company currently has no externally-imposed capital requirements except to maintain sufficient cash and investment balances to meet exploration commitments entered into pursuant to flow-through share purchase agreements.

13. SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the nine months ended June 30, 2009, the Company issued 100,000 (2008 - 375,000) common shares at a value of $4,500 (2008 - $292,500) for mineral properties. The Company recorded stock based compensation of $nil (2007 - $98,511) as mineral property costs. Included in accounts payable and accrued liabilities at June 30, 2009 is $2,039 (2008 - $556,369) of mineral property costs. Included in accounts receivable at June 30, 2009 is $70,246 (2008 - $251,693) of mineral property recoveries.

14. COMPARATIVE FIGURES

The comparative figures have been reclassified where necessary to conform to the presentation of the current period.

Exemption No.: 82-35102

PARAGON MINERALS CORPORATION

MANAGEMENT DISCUSSION & ANALYSIS

THIRD QUARTER ENDED JUNE 30, 2009

Suite 1500 – 701 West Georgia Street, Vancouver BC V7Y 1C6
Tel: (604) 629-2353 Fax: (604) 629-2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

PARAGON MINERALS CORPORATION
Management Discussion & Analysis
For the third quarter ended June 30, 2009

INTRODUCTION

The following Management Discussion and Analysis ("MD&A") of the financial position and results of operations of Paragon Minerals Corporation ("Paragon" or the "Company") dated August 28, 2009, should be read in conjunction with the unaudited interim financial statements for the three month period ended June 30, 2009, the audited financial statements for the year ended September 30, 2008, and the annual MD&A for the year ended September 30, 2008. All dollar figures stated herein are expressed in Canadian dollars, unless specified. Additional information about the Company can be found on SEDAR at www.sedar.com

The Company's head office and principal business address is Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6 and its registered and records office is located at 2800 Park Place, 666 Burrard Street, Vancouver, BC, V6C 2V6. The Company is a reporting issue in the provinces of British Columbia, Alberta, Ontario and Quebec; and is listed on the TSX Venture Exchange under the symbol "PGR".

FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors". Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement other than as required pursuant to applicable securities law.

OVERVIEW

The Company was incorporated as "Paragon Minerals Corporation" under the Canadian Business Corporations Act ("CBCA") on July 4, 2006 in order to facilitate a Plan of Arrangement under which Rubicon Minerals Corporation ("Rubicon"), a public company whose shares are listed on the Toronto Stock Exchange and NYSE Amex, would proceed with a reorganization which would have the result of dividing it's mineral assets between three separate public companies: the then existing Rubicon and two newly created companies, namely the Company and CopperCo Resource Corp ("CopperCo"). Upon completion of the Plan of Arrangement on December 8, 2006, the Company acquired the exploration assets held by Rubicon in the Province of Newfoundland & Labrador and the Territory of Nunavut. For additional details on the Arrangement, please refer to the Rubicon Management Information Circular dated July 7, 2006 and filed on SEDAR at www.sedar.com.

Paragon is a Canadian-based junior exploration company engaged in the acquisition, exploration and development of mineral properties in the province of Newfoundland and Labrador. The Company has a significant portfolio of gold and base metal exploration properties in Newfoundland, which it is exploring through a combination of Company-funded exploration and partner-funded exploration. The Company has not earned any significant revenues to date, is in the process of exploring its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

The Company currently has four joint venture partners including Crosshair Exploration & Mining Ltd. ("Crosshair"), Golden Dory Resources Corp. ("Golden Dory"), Metals Creek Resources Corp ("Metals Creek"), and GFE Capital Corp ("GFE Capital") that are earning or have earned into the Company's properties.

The impacts of the global economic crisis on Paragon include a more challenging market in which to raise equity capital, a reduction in the market value of its assets, and a more challenging market in which to attract and maintain joint venture exploration partners. In order to conserve its cash, the Company has significantly reduced its staff and operating expenditures as well as reduced its company-funded field exploration activities. The Company has sufficient funds to maintain its operations through 2009, but it will not be able to maintain the same level of company-funded exploration that it has in previous two years without further financings. The Company's priority in 2009 will be to maintain its current partners, secure additional partners for several of its 100%-owned gold and base metal projects, evaluate new opportunities for the Company, and secure new financings for future exploration programs and operating costs.

During the three month period ended June 30, 2009, the Company spent $91,488 on exploration and received $340,690 in payments from partners. Net profit for the period ended June 30, 2009 was $52,821 after giving affects

to the change in Future Income Tax. The Company continued to advance certain key gold and base metal properties through both partner-funded and company-funded exploration. The Company has met it required flow-through expenditure commitment to December 31, 2008.

GOING CONCERN

The financial statements of the Company have been prepared on the basis of Canadian generally accepted accounting principles ("GAAP") applicable to a going concern. The appropriateness of this methodology is dependent upon, among other things, future profitable operations, and the ability of the Company to raise additional capital.

The financial statements for the nine months ended June 30, 2009 have been prepared on the basis that the Company will continue as a going concern, which assumes the realization of assets and the settlement of liabilities in the normal course of business. The appropriateness of the going concern assumption is dependent upon the Company's ability to generate future profitable operations and/or generate continued financial support in the form of equity or other financings. Management feels that sufficient working capital will be obtained from public share offerings to meet the Company's liabilities and commitments as they come due. The financial statements do not reflect any adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classification that would be necessary if the going concern assumption were not appropriate and such adjustments could be material.

MINERAL PROPERTIES

Pursuant to the December 2006 Rubicon Plan of Arrangement, Rubicon transferred to the Company its twenty-seven gold and base metal mineral properties located in the Province of Newfoundland & Labrador and the Territory of Nunavut. As of June 30, 2009, the Company has twelve exploration properties including seven gold properties and five base metal properties all of which are located in the province of Newfoundland & Labrador. Seven of the properties (four gold and three base metal properties) are under option to partners or subject to joint venture agreements with partners.

EXPLORATION UPDATE

During the three month period ended June 30, 2009 the Company continued to focus on the data review and compilation of its key projects, specifically the South Tally Pond base metal property, the Lake Douglas base metal property, the JBP Linear gold property and the Huxter Lane gold property. The Company also completed geological field work on several of its key projects during the quarter including a partner-funded drill program at the Huxter Lane gold property. Results are summarized below with additional project information available on the Company website.

On April 30, 2009 the Company completed the Golden Promise Joint Venture Option Agreement with Crosshair on the Golden Promise property. As part of this agreement, Crosshair issued to the Company 2,655,000 of its common shares to earn a 60% interest in the Golden Promise project which, as of June 30, 2009 had a market value of $584,100. On May 15, 2009, the Company entered into a joint venture option agreement with GFE Capital on the Company's 100%-owned Winterhill base metal property. This transaction completed on August 24, 2009.

Gold Properties

JBP Linear Property

The 100%-owned JBP Linear gold property is a high-grade gold target located near Gander, Newfoundland. To date, wide-spaced drilling on the property (54 holes, 9,879 metres) has identified high-grade gold mineralization in quartz veins at the H-Pond and Pocket Pond prospects. The mineralized quartz vein system at JBP Linear (H-Pond to Pocket Pond) is characterized by coarse-grained gold with 20 of the drillholes containing visible gold. Significant drill intercepts include 255.0 g/t gold (7.45 oz/ton) over 0.5 metres at Pocket Pond and 52.4 g/t gold (1.53 oz/ton) over 0.35 metres at the H-Pond prospect. The two prospects are located along a three-kilometre long quartz-vein zone that forms part of a larger, seven-kilometre long "linear" trend which extends across the property. Gold-

bearing quartz float samples assaying up to 798.8 g/t gold (23.30 oz/ton) have been located along this trend approximately 2.5 kilometres northeast of the H-Pond prospect.

During the quarter ended June 30, 2009, following field investigation, the Company determined that a program of shallow, closely-spaced drillholes in the higher-grade core of the two prospects is warranted to further evaluate the gold-bearing vein zones.

Golden Promise JV Property

The Golden Promise property is a high-grade, gold target located in central Newfoundland near the town of Badger, Newfoundland. Five quartz vein zones characterized by coarse visible gold have been discovered on the property. The Jaclyn Main Zone is the most advanced and has been intersected over a minimum strike length of 800 metres and to a depth of 265 metres. The zone remains open for expansion along strike and to depth. A preliminary independent National Instrument NI43-101 compliant resource estimate has been completed at the Jaclyn Main Zone by joint venture operator Crosshair. Their report estimates an inferred resource of 89,500 ounces of gold (921,000 tonnes averaging 3.02 grams per tonne gold) at a cut-off of 1 gram per tonne gold.

On April 8, 2009 the Company entered into a Joint Venture Agreement with Crosshair whereby Crosshair can acquire up to a 70% interest in the Golden Promise property. The new agreement, completed on April 30, 2009, resulted in the termination of the original property option earn-in agreement with Crosshair dated May 1, 2006 and the property purchase and sale agreement that the Company entered into on June 4, 2008.

Under the terms of the new joint venture agreement Crosshair issued to the Company 2,655,000 of its common shares to earn a 60% interest in the Golden Promise project. Crosshair will spend $2.0 million in exploration expenditures prior to May 2013, before the Company needs to start contributing to the joint venture. Crosshair can extend this time frame by one year upon issuing a further 250,000 common shares to the Company.

On Crosshair's completion of the $2.0 million in exploration expenditures, Crosshair can elect to earn an additional 10% interest (to 70%) by spending an additional $1.0 million in exploration expenditures within a one year period. Crosshair can extend this time frame by one year upon issuing a further 100,000 common shares to the Company. If Crosshair does not complete the additional exploration expenditures, it can purchase the 10% interest by paying to the Company the difference between the incurred additional exploration expenditures and the $1.0 million or retain a 60% interest.

Crosshair has informed the Company that it intends to initiate exploration plans in September.

Other Gold Properties

Huxter Lane JV Property

The Huxter Lane gold project is a bulk-mineable gold target located in central Newfoundland approximately 90 kilometers south of Grand Falls-Windsor, Newfoundland. Wide-spaced drilling at Huxter Lane has outlined a significant near-surface, gold-bearing porphyritic intrusion over a strike length of 1000 metres and to a vertical depth of 225 metres (Mosquito Hill Zone). The mineralized porphyry dips gently to the south and is open along strike and to depth.

On February 17, 2009 the Company entered into an option agreement with Golden Dory, whereby Golden Dory may earn a 60% interest in the Huxter Lane property by funding $2,000,000 in exploration expenditures over a four year period ($250,000 firm commitment in the first year) and make cash and share payments of $50,000 and 350,000 shares to the Company. On completion of the 60% earn-in commitment, Golden Dory may then elect to earn an additional 10% interest (to 70%) by issuing an additional 150,000 shares to the Company and completing a bankable feasibility study. Golden Dory is the operator during the earn-in period.

During the quarter ended June 30, 2009, Golden Dory completed a 15-hole, 2,024 metre Phase 1 diamond drill program. The drill program focused on a specific area of the Mosquito Hill prospect where previous drill results have included 2.21 g/t over 35.0 metres (HX06-16) and 1.68 g/t gold over 20.2 metres (HX07-24). Drillholes

HX09-32 to HX09-46 were completed in a grid pattern at 50-metre centers covering an area of approximately 100 by 300 metres. Highlights of the drill program include:

- Mineralized porphyry was intersected in all completed drillholes over widths of up to 98 metres;
- Significant drill intercepts of 0.38 g/t gold over 77.5 metres, 0.57 g/t gold over 38.7 metres, and 0.51 g/t gold over 33.8 metres;
- Gold-bearing porphyry remains open along strike and to depth.

Paragon and Golden Dory are reviewing the results of the drilling to date to further evaluate the alteration and structural controls focusing the gold mineralization.

Appleton Linear Property

The Appleton Linear property consisted of four optioned mineral properties including the Golden Bullet property (100% owned), Bowater property (option to earn 100% interest), Appleton property (option to earn 100% interest), and Linear property (option to earn 100% interest). The four contiguous properties are located near Gander, NL. At the quarter ended June 30, 2009, the Company had returned all four properties to the respective property vendors.

Maritec Property

The 100%-owned Maritec gold property is a high-grade gold target located in north central Newfoundland near the town of Baie Verte, NL. The property covers the strike continuation of rocks hosting the nearby Pine Cove Mine (2,333,000 tonnes at 2.76 g/t gold for 207,000 ounces) operated by Anaconda Mining Inc. and New Island Resources Inc. During the quarter ended June 30, 2009, the Company completed reconnaissance mapping and prospecting on the property. The fieldwork focused on the Goldenville horizon, a 1.5 kilometre long gold–bearing iron formation that extends across the property. Previous sampling along the horizon has returned assays up to 22.2 g/t gold. Additional sampling was completed on several pyrite-bearing shear zones at the Barry and Cunningham Prospect, located at the eastern end of the Goldenville horizon. Assay results are pending.

Base-Metal Properties

South Tally Pond Property

The 100%-owned South Tally Pond Property is situated in the same volcanic belt and shares strong similarities with rocks that host Teck Resources Limited's Duck Pond Mine (5.48 million tonnes of 3.3% copper, 5.8% zinc, 0.9% lead, 59 g/t silver and 0.86 g/t gold) in central Newfoundland. The Company has a significant land position covering approximately 26,100 hectares immediately southwest of the Duck Pond Mine. In late 2007, the Company made a significant base metal discovery at the Lemarchant Prospect (20 km southwest of the Duck Pond Mine), where massive sulphides grading up to 9.46% zinc, 2.13% lead, 0.81% copper, 73.44 g/t silver, 1.85 g/t gold were intersected over 14.6 metres. The Lemarchant mineralization is hosted within a 4,000-metre long and 700-metre wide sequence of highly altered felsic volcanic rocks.

The Company believes there is considerable room to develop increased tonnages at the Lemarchant Prospect, not only within the confines of the known intersected mineralization, but also along strike to the north and at depth, where both airborne and borehole EM anomalies remain to be tested. Drilling to-date on this prospect has been completed at relatively wide drill spacing (100 metre plus step outs) over a 600-metre strike length. The sulphide mineralization intersected to date is intimately associated with strong hydrothermally altered rhyolite breccias.

From a regional perspective, at least 54 untested airborne EM conductors have been identified in the property area, many of which have strong associated alteration zones in favourable felsic volcanic stratigraphy. Four areas in particular have been identified as high priority targets including Beaver Lake, Spencers Pond, Rogerson Lake, and Bindons Pond areas. Approximately 30% of the property area remains to be flown with airborne geophysics.

During the quarter ended June 30, 2009, the Company completed field follow-up of the numerous, untested airborne EM anomalies located on the property. Many of these EM anomalies are located in favourable, altered felsic volcanic stratigraphy. Highlights of the recent fieldwork include:

- the Beaver Lake Prospect area, where a significant airborne EM conductor and coincident ground gravity anomalies coincides with altered, proximal felsic volcanic rocks and anomalous (200 ppm Cu, 24 ppm Pb, 1200 ppm Zn and 1.9 ppm Ag) basal till samples. The area has strong geological similarities to that observed at the nearby Lemarchant Prospect and the adjacent producing Duck Pond Mine.

- the Bindon's Pond Prospect area, where rock sampling has returned intense hydrothermal alteration signatures similar to massive sulphide-bearing host rocks at the nearby Lemarchant Prospect and Duck Pond Mine. Precious metal-rich, sulphide bearing mudstone float (assaying 264 ppb Au and 3.3 ppm Ag) was discovered near a priority airborne EM target at Bindon's Pond. The nature of the sulphide-bearing mudstone is very similar to that of the mudstone horizon overlying the polymetallic massive sulphides at the Lemarchant Prospect.

Lake Douglas Property

During the period ended June 30, 2009, the Company completed a review of the available data on the Lake Douglas property. The stratigraphy within the Lake Douglas area compares favorably with sediment-rich VMS settings like the neighboring Tulks Volcanic Belt, the Bathurst Mining Camp and Iberian Pyrite Belt. In 2007, the Company completed airborne geophysics, geological mapping/prospecting, limited trenching and drilling (7 holes, 2,062 metres) which led to the massive sulphide discovery at the Lake Douglas Prospect. The massive sulphide mineralization appears to be closely associated with a regional scale argillite horizon that can be traced for a considerable distance to the southwest.

The airborne geophysical survey completed by the Company in 2007 outlined a number of EM conductors that have not been tested. One high priority target on the property is an area about 700 metres north of the Lake of the Woods, where a new airborne EM anomaly (~ 200 metres in strike length) was detected by the 2007 airborne survey. Historically, Noranda focused some effort here because of anomalous lake and sediment samples; however, no drilling was conducted since no EM target had been detected at that time. During the quarter ended June 30, the Company completed a follow-up field examination of the area which confirmed that the airborne anomaly occurs near a mafic/felsic volcanic contact. Previous sampling indicate the altered rhyolite is anomalous in base and precious metals with values of up to 3% zinc, 1.7% lead, 627 g/t silver and 4.3 g/t gold. The Company is looking for a partner to advance the Lake Douglas property.

Other Base Metal Properties

Winterhill JV Property

The 100%-owned Winterhill property is underlain by Neoproterozoic-aged volcanic rocks similar to that of the Arabian-Nubian Shield which hosts numerous large tonnage and high-grade VMS deposits. The property covers a 3.5 kilometre long zone of altered felsic volcanic and calcareous sedimentary rocks that host a number of base metal prospects including Winterhill, Winterhill East and Winterhill West prospects. Previous drilling by Noranda at these prospects (18 holes, 3,872 metres) intersected massive sulphide mineralization with assays of 1.41% copper over 6.0 metres and 10.1 % zinc over 4.0 metres.

An airborne survey completed by the Company in 2007 has identified a least four priority airborne EM conductors that require follow-up prospecting and drill testing.

On May 15, 2009, the Company signed a joint venture option agreement with GFE Capital on the 100%-owned Winterhill project. The agreement was completed on August 24, 2009. Under terms of the agreement, GFE Capital may earn a 70% interest in the property by funding $700,000 in exploration expenditures over a four-year period ($100,000 firm in first year) and making cash payments of $60,000 to the Company. The Company will be the operator during the option earn-in period.

Seal Bay Property

Subsequent to the period-ended June 30, 2009, the Company and Xstrata Canada Corporation agreed to not maintain the Seal Bay Mining Lease and have terminated the Seal Bay Option agreement.

EXPLORATION OUTLOOK

In light of the significant downturn in the financial markets and resource sector, and in order to conserve its cash, the Company has reduced its company-funded field exploration activities in 2009 to the maintenance of its key properties. The Company has significantly reduced its exploration staff and operating expenses as necessary to conserve its cash. The Company has sufficient funds to maintain its operations through 2009 and is committed to maintaining its core assets and assessing new exploration opportunities. The Company's priority will be to maintain and secure joint venture partners on several of its 100%-owned gold and base metal projects, to evaluate new project opportunities for the Company, and to secure new financings for future exploration programs.

The Company currently has four exploration JV partners including Crosshair Exploration & Mining Ltd., Metals Creek Resources Corp., Golden Dory Resources Corp., and GFE Capital Corp. The Company is looking for additional joint venture partners with respect to several of the Company's 100%-owned properties.

MANAGEMENT CHANGES

There were no management changes during the period.

RESULT OF QUARTERLY OPERATIONS

The Company's financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") in Canadian dollars.

	Q3 Jun 30 2009	Q2 Mar 31 2009	Q1 Dec 31 2008	Q4 Sept 30 2008	Q3 Jun 30 2008	Q2 Mar 31 2008	Q1 Dec 31 2007	Q4 Sept 30 2007
	$	$	$	$	$	$	$	$
Interest income	1,113	2,211	5,933	15,684	10,688	39,763	23,229	16,155
Net (loss) income	325,590	82,339	(355,107)	(1,827,536)	13,140	(176,598)	(212,730)	(169,343)
Basic and diluted (loss) income per share	0.01	0.00	(0.01)	(0.07)	0.00	(0.01)	(0.01)	(0.01)

For the three month period ended June 30, 2009, the Company recorded a profit of $325,590 ($0.01 per share) compared to a profit of $13,140 ($0.00 per share) incurred in the three month period ended June 30, 2008, a change of $312,450. Causes of variances were as follows:

- Part XII.6 Tax was lower by $33,521 due to having no unused flow-through funds.
- Salaries and benefits expenses were lower by $57,323 related to the reduction of staffing.
- Stock based compensation was lower by $9,001 due to fewer options being granted and vested.
- Future income tax (expenses) recoveries, arising from favorable imbalances in tax return pools, decreased by $148,802 due to adjustments to tax pool balances.
- There was a one-time gain of $390,813 related to option payments received in excess of cost.

Income/loss is not affected by seasonality but can fluctuate considerably due to events such as mineral property write-offs, new stock option grants, flow-through share renunciations and corporate re-organizations.

Liquidity and Capital Resources

As at June 30, 2009, the Company had cash and cash equivalents and short-term money market investments of $429,877 compared to $1.59 million at September 30, 2008. The decrease in cash is mainly due to flow-through expenses being incurred in 2008 and no financings being done. As part of its flow-through expenditure

commitment, the Company has met its required expenditures to December 31, 2008. Working capital for the period ended June 30, 2009 was $435,003 as compared to $1.62 million at September 30, 2008.

The Company has sufficient funds to maintain its operations through 2009, but it will not be able to maintain the same level of company-funded exploration that it has in previous two years without further financings. The Company's priority in 2009 will be to maintain its current partners, secure additional partners for several of its 100%-owned gold and base metal projects, evaluate new opportunities for the Company, and secure new financings for future exploration programs. The Company has various shareholdings in other companies acquired through property option payments, divesting of these shareholdings could also provide a source of funds for the Company.

Financing Details

No financings were completed during the period ending June 30, 2009

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements other than that which is disclosed under note 10(a) "NRD Agreement" of the financial statements.

Related Party Transactions

The Company has no related party transactions.

CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are described in Note 2 of the September 30, 2008 financial statements. The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Carrying value of mineral property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property's estimated fair value.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants. Under this method, the fair value of compensatory warrants or agents stock options are calculated at the grant date and recorded as share issue costs at the date of grant, with the offsetting credit to contributed surplus. Employee and consultant options are expensed over the period in which related services are rendered. If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions and estimates including the Company's future stock volatility, expected life of options granted, and the risk free interest rate. The Company believes its estimates are reasonable under the circumstances.

Flow-through share renunciations

Upon the renunciation of the tax benefits of exploration expenditures to flow-through shareholders, the Company reduces share capital and records a temporary future income tax liability for the amount of the tax deduction transferred to shareholders. In instances where the Company has available tax loss carry forwards or other deductible temporary differences, the benefits of which have not previously been recognized, those benefits will be re-instated and credited to income in the period of renunciation.

Changes in Accounting Policies including Initial Adoption

Capital Disclosures, CICA Handbook Section 1535

Effective October 1, 2007, the Company adopted new CICA Handbook section 1535 which requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

Financial Instruments - Disclosure and Presentation, CICA Handbook Sections 3862 and 3863

Effective October 1, 2007, the Company adopted new CICA Handbook sections 3862 and 3863 which replace CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel.

New Accounting Pronouncements

The following pronouncements recently issued by the Canadian Institute of Chartered Accountants ("CICA") will likely impact the Company's future accounting policies:

International Financial Reporting Standards ("IFRS")

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Outstanding Share Data

As at June 30, 2009, the Company had the following common shares, stock options and warrants outstanding:

Issued and Outstanding Common shares	26,040,079
Stock options	1,845,932
Warrants	695,607
Fully diluted shares outstanding	28,581,618

Additional information on the Company, including other public filings, is available on SEDAR at www.sedar.com.

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risk. While risk management cannot eliminate the impact of potential risks, the Company strives to manage such risks to the extent possible and practical. The following are the risk factors most applicable to the company:

Industry

Exploring and developing mineral resource projects bears a high potential for all manner of risks. The Company properties are in the exploration stage and are without a known body of commercial ore. Development of any of the Company's properties will only follow upon obtaining satisfactory exploration results, mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that Company's mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineable mineralized deposits

Financing

The Company is in the exploration stage and as such has no significant source of revenue. Its continued operations are dependent upon the ability of the company to obtain additional equity or partner financing. Obtaining further financing may be dependent upon market conditions and results of exploration. There is no assurance that the Company's exploration efforts will be successful or that market conditions will be favourable. The Company will require additional funding to maintain its mineral properties in good standing. The lack of additional financing could result in delay or indefinite postponement of further exploration and possible, partial or total loss of Paragon's interest in its mineral properties.

Title

There is no guarantee that title to properties in which Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties. Before a number of claims under option can be recorded in Company's name, the underlying title holder has to assign title to the Company once the Company satisfies its option agreement obligations. There are no assurances that the underlying title holder will assign title.

Operating Hazards and Risks

Mineral exploration involves many risks. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.

Environmental Factors

The Company currently conducts exploration activities in the Canadian Province of Newfoundland and Labrador. Such activities are subject to various laws, rules and regulations governing the protection of the environment. In Canada, extensive environmental legislation has been enacted by federal and provincial governments. Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement,

increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

The Company is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations. The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping. Environmental hazards may exist on the Companies properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

Governmental Regulation

Exploration activities on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company's properties requires responsible best exploration practices to comply with company policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province in which it is carrying out work.

Mineral exploration primarily falls under provincial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

QUALIFIED PERSONS

Work on the Company properties was carried out by Paragon employees and consultants and supervised by Qualified Person David Copeland, M.Sc., P.Geo. Historical results were obtained from published reports available in the public domain.

FORWARD LOOKING STATEMENTS

The Company's audited financial statements for year ended September 30, 2008 and this accompanying MD&A contain certain statements that may be deemed "forward-looking statements". All statements in this document, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "interprets" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs, joint venture partner participation, and liquidity. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking

statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of the Company and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for the Company's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

FORM 52-109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, Michael Vande Guchte, Director, President & Chief Executive Officer of Paragon Minerals Corporation, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Paragon Minerals Corporation (the "issuer") for the interim period ended June 30, 2009.
2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 28, 2009

"Michael J. Vande Guchte"

Michael Vande Guchte
Director, President & Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i. controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii. a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 52-109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, Tom R. Wilson, Chief Financial Officer of Paragon Minerals Corporation, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Paragon Minerals Corporation (the "issuer") for the interim period ended June 30, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 28, 2009

"Tom R. Wilson"

Tom R. Wilson
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i. controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii. a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.